OFFICERS 7-31-09 FOOTNOTES (prepared 7/25/09)

Footnote 1

Includes 31,173 Restricted Stock Units (15,393 Time Restricted Stock Units, 7,890 EBITDA Restricted Stock Units, and 7,890 Free Cash Flow Restricted Stock Units) granted to the reporting person on January 12, 2009 pursuant to the Company's Amended and Restated 2004 Stock Incentive Plan. Pursuant to the Agreement and Plan of Merger between Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc. dated May 11, 2009 (the "Merger Agreement") which was renamed Alpha Natural Resources, Inc., in connection with the merger "New Alpha." The Compensation Committee accelerated the vesting on July 31, 2009 of 100% of the Time Restricted Stock Units, EBITDA Restricted Stock Units, and Free Cash Flow Restricted Stock Units. The EBITDA Restricted Stock Units and the Free Cash Flow Restricted Stock Units and associated exchange ratio shares will settle on February 28, 2010.

Footnote 2

The reporting person received 6,566 shares pursuant to the 1.084 exchange ratio under the terms of the Merger Agreement; this transaction is exempt pursuant to Rule 16b-3 under the Securities and Exchange Act of 1934.

Footnote 3

Represents [X] shares tendered by reporting person to the Issuer for payment of withholding taxes; this transaction is exempt pursuant to Rule 16b-3 under the Securities and Exchange Act of 1934.

Footnote 4

Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer's common stock.